July 12, 2013
VIA EDGAR
Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Tamara J. Tangen, Staff Accountant (via facsimile)
Stephen Krikorian, Accounting Branch Chief (via facsimile)
Mark P. Shuman, Legal Branch Chief (via facsimile)
Nancy Lurker, Chief Executive Officer - PDI, Inc.
Re:	PDI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Proxy Statement for the 2013 Annual Meeting of Stockholders (incorporated by reference)
File No. 000-24249

Dear Mr. Wilson:
On behalf of PDI, Inc. (the “Company” or “PDI”), I am writing in response to the comments made by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated July 3, 2013 (the “Comment Letter”) with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (“Form 10-K”) and, incorporated by reference, the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders (“Proxy”). The Company respectfully acknowledges receipt of the Comment Letter and requests that the Staff grant an extension for PDI to respond to the comments on or before August 1, 2013 (an additional 10 business days) in light of the Company's recent and ongoing preparation for its upcoming Form 10-Q filing (and related Board of Directors and Audit Committee meetings). We hope the Company's request will be acceptable to the Staff, and will graciously accept any accommodation the Staff can provide.
Please contact me directly (phone: (862) 207-7832; facsimile: (862) 207-7899) if you have any further questions or concerns.

Yours truly,
/s/ Jeffrey Smith
Chief Financial Officer

Morris Corporate Center 1, 300 Interpace Parkway, Parsippany, New Jersey 07054
Phone: 862.207.7800 • Toll Free: 800.242.7494 • www.pdi-inc.com